Moleculin Biotech, Inc.

5300 Memorial Drive, Suite 950

Houston, TX 77007

June 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Daniel Crawford

Re:	Moleculin Biotech, Inc. Registration Statement on Form S-1 Registration No. 333-287727

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on June 4, 2025, or as soon thereafter as possible on such date.

Very truly yours, Moleculin Biotech, Inc. By: /s/ Jonathan P. Foster Name: Jonathan P. Foster Title: Chief Financial Officer